Exhibit 1.01

Emulex Corporation
Conflict Minerals Report
For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities and Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (3TG).

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of Congo (DRC) or adjoining countries (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry (RCOI) completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must take measures to exercise due diligence on the conflict minerals' source and chain of custody. The registrant must annually submit a Conflict Minerals Report (CMR) to the SEC that includes a description of those due diligence measures.

Company Description
Emulex Corporation ("Emulex," the "Company," the "Registrant", "we," "our," or "us") is a leader of network connectivity, monitoring and management solutions for global networks that support enterprise, cloud, government and telecommunications. Our products enable end-to-end application visibility, optimization and acceleration in the data center. The Company’s Input/Output (I/O) connectivity products, including its line of ultra high-performance Ethernet and Fibre Channel-based connectivity products, have been designed into server and storage solutions from leading original equipment manufacturers (OEMs). Emulex’s monitoring and management solutions, including its portfolio of network visibility and recording products, provide organizations with complete network performance management at speeds up to 100Gb Ethernet (100GbE). We operate two business segments, Connectivity and Visibility, which both include computer hardware and other electronic products.

Certain of our products were likely to contain conflict minerals, as defined by the Rule, due to the anticipated presence of such minerals in parts obtained from contract manufacturers, or from utilization of conflict minerals in manufacturing processes employed by Emulex suppliers. Our products include application specific integrated circuit (ASIC) solutions and board level assemblies that consist primarily of electronic component parts assembled on printed circuit boards and system level products consisting of board level assemblies, cables, and power sources contained within an enclosure.

We utilized third party ASIC component suppliers and electronic manufacturing service providers for the manufacturing and assembling of certain of our products. Accordingly, Emulex was several levels removed from the actual mining of conflict minerals. Emulex did not make purchases of raw ore or unrefined conflict minerals.

Reasonable Country of Origin Inquiry
Despite having conducted a good faith reasonable country of origin inquiry, we do not currently have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. We cannot exclude the possibility that some of these conflict minerals may have originated in the DRC or the Covered Countries and are not from recycled or scrap sources.

Emulex enlisted the assistance of a third party data collection service to help implement our due diligence measures and assist with the data collection and analysis efforts of Conflict Minerals reporting from our suppliers. This effort enables Emulex to comply with the Rule adopted pursuant to Dodd-Frank Section 1502. In order to achieve this goal, Emulex has implemented the following:

Conflict Minerals Policy
Emulex expects all of our suppliers to comply with the Electronic Industry Citizenship Coalition (EICC) Code of Conduct and ensure that parts and products supplied to Emulex are DRC conflict-free (do not contain metals derived from “conflict minerals”; columbite-tantalite (tantalum), cassiterite (tin), gold, wolframite (tungsten), or their derivatives such that they do not directly or indirectly finance or benefit armed groups through mining or mineral trading in the DRC or an adjoining country). Suppliers are to establish policies, due diligence frameworks, and management systems, consistent with the Organization of Economic Cooperation and Development (OECD) Due

Exhibit 1.01

Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, that are designed to accomplish this goal.

Emulex Corporation’s Conflict Minerals Policy statement can be found here:
http://www.emulex.com/company/corporate-social-responsibility/eicc-conflict-metals/

Internal Corporate Procedures
Emulex created internal corporate procedures for use by departments responsible for the Conflict Minerals requirements. The corporate procedure provides a process that is used in order to generate and maintain the necessary data required for the Company's compliance with the Rule adopted pursuant to Dodd-Frank Section 1502.

Risk Assessment and Risk Mitigation
Emulex established a Risk Mitigation process that includes the use of a supplier escalation list. These suppliers are managed by performing due diligence such as assisting the supplier, requesting further information, or requesting corrective action which may include removal of the supplier from the approved supplier list for that component.

Supplier Corrective Action
Emulex's Conflict Minerals plan includes the use of a Supplier Corrective Action process for those suppliers that cannot provide sufficient compliance information, which may ultimately include removal from our approved supplier list.

Reasonable Country of Origin Inquiry (RCOI) Methodology
The reasonable country of origin inquiry was accomplished by sending the EICC Global e-Sustainability Initiative (GESI) Conflict Minerals Reporting Template to the appropirate Emulex suppliers. The forms returned to us were used for data collection, analysis, and maintenance.

Responses from suppliers were reviewed, and if appropriate, returned to the supplier for corrective action if the response is unsatisfactory, in accordance with the corrective action process as described above.

Maintenance of Reviewable Records
Emulex used software to collect and store in a database the Conflict Minerals information (this included supplier responses). A monthly report was generated which included supplier response escalation.

Due Diligence Process
The following describes the measures that Emulex has taken to exercise due diligence on source and chain of custody of conflict minerals.

Process in accordance with the Company's internal conflict mineral policy:

(a)	Determine if conflict minerals are used.

(b)	Determine the country of origin by conducting a supply-chain survey with direct suppliers using the EICC/GeSI Conflict Minerals Reporting Template.

(c)	Validate the supplier’s response.

(d)	If the supplier’s response is not acceptable, the Company intends to take appropriate action. Appropriate action may include:

•	Review applicability and scope;

•	Require further information;

•	Request corrective action; or

•	Removal of the supplier from the approved supplier list for that component

Risk Analysis: Emulex intends to suspend or discontinue engagement with suppliers where it identifies a reasonable risk that a supplier is sourcing from or linked to, a party committing serious abuses as described in OECD Annex II. Risk is assessed through the validation of the supplier’s response on the EICC reporting template.

Reporting: During quarterly business reviews, supply chain conflict mineral data collection status and supplier risk assessment are reported to senior management.

i.	Standard used: The standard used to perform due diligence was based on the OECD and IPC-1081 Conflict Minerals Due Diligence Guidance

Exhibit 1.01

ii.	DRC Conflict Undeterminable:

(a)	Validate the supplier’s response.

(b)	If the supplier’s response is “DRC conflict undeterminable”, appropriate action will be taken. Appropriate action may include:

•	Track supplier due diligence improvement activities

•	Require further information

•	Request corrective action

•	Removal of the supplier from the approved supplier list for that component

iii.	DRC Conflict Undeterminable private sector independent audit: No independent audits were performed for the reported year.

iv.	National or International Recognized Due Diligence: Emulex is using the internationally recognized due diligence guidelines of OECD.

Risk Mitigation: Emulex intends to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary Conflict Minerals in our products could benefit armed groups in the Conflict Area.

•	Engage with suppliers and direct them to training resources in an effort to obtain more complete and accurate information.

•	Engage indirectly through suppliers smelters sourcing from the Conflict Area to become conflict free certified by the Conflict Free Smelter Program.

•	Follow our due diligence process to review and validate supplier responses obtained.